Response Biomedical Reports On Annual General Meeting

Vancouver, British Columbia, June 22, 2004 – Response Biomedical Corp. (TSX-V: RBM), today reported the formal business portion of the Company’s Annual General Meeting, held on Monday, June 21, 2004. In addition, Mr. Bill Radvak, President and CEO, provided a corporate update on significant recent developments, promising new product development opportunities under evaluation, and re-affirmed guidance with respect to revenue targets for 2004. An audio webcast of Mr. Radvak’s presentation is available on the Company’s homepage at www.responsebio.com.

At the Annual General Meeting, the shareholders approved the following resolutions:

Appointment of Auditors

The reappointment of Ernst & Young LLP, chartered accountants, as auditors of the Company.

Election of Directors

The Election to the Company’s Board of Directors of the persons proposed in the Information Circular, namely William Radvak, Brian Richards, Dominique Merz, Stephen Holmes, Stan Yakatan.

Amendment to Stock Option Plan

The increase in the aggregate number of common shares which may be issued pursuant to the Company’s Stock Option Plan from 10,000,000 to 11,500,000.

Amendment to the Escrow Agreement

The amendment of the terms of the escrow agreement such that the escrow release is now based on a six-year time release formula, and extended for a term to the end of the new escrow release schedule, in accordance with the policies of the Exchange.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com